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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 2)

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D/A
                               (AMENDMENT NO. 4)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FUISZ TECHNOLOGIES LTD.

                           (Name of Subject Company)

                       ABCI ACQUISITION SUB. CORPORATION
                       BIOVAIL CORPORATION INTERNATIONAL

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   359536109

                     (CUSIP Number of Class of Securities)
                           --------------------------

                          KENNETH C. CANCELLARA, ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                               2488 DUNWIN DRIVE
                              MISSISSAUGA, ONTARIO
                                CANADA, L5L 1J9
                                 (905) 608-8008

                                    COPY TO:

                               ROGER ANDRUS, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

           (Name, Address; and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                        $46,096,575                                                      $0

* For purposes of calculating the filing fee only. The filing fee was calculated, pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended and Rule 0-11 thereunder, on the basis of 22,030,723 shares of Common Stock (the number of shares of Common Stock outstanding on the date hereof, including vested options to acquire Common Stock, but excluding unvested options to acquire Common Stock and excluding 4,209,829 Common Stock owned by Biovail Corporation International, multiplied by the proposed acquisition price U.S. $7.00 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:  $9,219.32                          Filing       ABCI Acquisition Sub. Corporation
                                                            Party:       and Biovail Corporation
                                                                         International

Form or Registration     Schedule 14D-1 and Schedule 13D/A  Date Filed:  7/30/99
No.:                     Amendment No. 2

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 4 Pages)
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    This Amendment No. 2 to Schedule 14D-1 and Amendment No. 4 to the Schedule
13D/A (the "Schedule 14D-1 and Schedule 13D/A") relate to the offer by ABCI Acquisition Sub. Corporation, a newly organized Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Biovail Corporation International, an Ontario, Canada corporation ("Parent"), to purchase for cash up to 6,585,225 of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Fuisz Technologies Ltd., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 30, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"). The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date of the Offer (the "Expiration Date") at least 4,602,460 Shares (the "Minimum Condition"). This Schedule 14D-1 and 13D/A are being filed on behalf of the Purchaser and Parent.

    The purpose of this Amendment No. 2 to the Schedule 14D-1 and Amendment No. 4 to the Schedule 13D is to amend and supplement items 4 and 11 of the Schedule 14D-1 as described below.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) As of 5:00 p.m. New York time, August 18, 1999, Parent had obtained the consent of a majority of the holders of its 10 7/8% Senior Notes due 2005 to certain proposed amendments to the indenture governing such notes. The proposed amendments will permit Parent to acquire the Shares pursuant to the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)-(9) Press Release issued by Parent on August 19, 1999.

                              (Page 2 of 4 Pages)
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 1999                        BIOVAIL CORPORATION INTERNATIONAL

                                                                By:                          /s/ ROBERT A. PODRUZNY
                                                                                     --------------------------------------
                                                                Name:              Robert A. Podruzny
                                                                Title:             President and Chief Operating Officer

                                                                ABCI ACQUISITION SUB. CORPORATION

                                                                By:                          /s/ ROBERT A. PODRUZNY
                                                                                     --------------------------------------
                                                                Name:              Robert A. Podruzny
                                                                Title:             President

                              (Page 3 of 4 Pages)

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                  PAGE
   NO.                                            EXHIBIT NAME                                           NUMBER
---------  -------------------------------------------------------------------------------------------  ---------
(a)(1)*   *** Offer to Purchase.

(a)(2)*  *** Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification
           Number on Form W-9).

(a)(3)*  *** Letter to brokers, dealers, commercial banks, trust companies and nominees.

(a)(4)*  *** Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

(a)(5)*  *** Notice of Guaranteed Delivery.

(a)(6)*    Press Release issued by Parent, dated July 26, 1999.

(a)(7)*  *** Press Release issued by Parent, dated July 28, 1999.

(a)(8)*  *** Form of newspaper advertisement, dated July 30, 1999.

(a)(9)     Press Release issued by Parent, dated August 19, 1999.

(b)        Not applicable.

(c)(1)*  *** Agreement and Plan of Merger (the "Merger Agreement"), dated July 25, 1999 by and among
           Parent, the Purchaser and the Company.

(c)(2)*  * Option Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D. and
           Biovail Corporation International.

(c)(3)*  * Escrow Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D., Biovail
           Corporation International and U.S. Trust Company, National Association.

(c)(4)*  ** Letter of Commitment, dated as of July 23, 1999, between Salisbury Ltd. and Biovail
           Corporation International.

(c)(5)*  ** Letter of Commitment, dated as of July 23, 1999, between Westbury Ltd. and Biovail
           Corporation International.

(c)(6)*  ** Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and Salisbury Ltd.

(c)(7)*  ** Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and Westbury Ltd.

(c)(8)*  *** Letter Agreement dated as of July 13, 1999, between Biovail Corporation International and
           Richard C. Fuisz, M.D. regarding the Consulting Agreement.

(d)        Not applicable.

(e)        Not applicable.

(f)        Not applicable.

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*     Incorporated by reference from Parent's Report on Form 6-K, dated July 28,
      1999.

** Incorporated by reference from the Parent's statement on Schedule 13D, dated July 23, 1999.

*** Incorporated by reference from the Parent's statement on Schedule 13D/A (Amendment No. 1), dated July 26, 1999.

**** Filed previously on Schedule 14D-1 and Amendment No. 2 to Schedule 13D on July 30, 1999.

***** Filed previously on Amendment No. 1 to Schedule 14D-1 and Amendment No. 3 to Schedule 13D on August 3, 1999.

                              (Page 4 of 4 Pages)